UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

HUGHES COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase HCI Common Stock, par value $0.001 per Share

(Title of Class of Securities)

444398101

(CUSIP Number of Common Stock Underlying Class of Securities)

Dean A. Manson, Esq.

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, MD 20876

(301) 428-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to

Rosa A. Testani, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,219,394.43	$179.64

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that were granted on April 24, 2008 and that are outstanding under the Hughes Communications, Inc. 2006 Equity and Incentive Plan as of March 17, 2009 will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $3,219,394.43 calculated based on a Black-Scholes option pricing model based on a price per share of the Issuer’s common stock of $13.03, the closing price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of March 17, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$179.64	Filing Party: :	Hughes Communications, Inc.

Form or Registration No.:	Schedule TO-I	Date Filed: :	March 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on March 19, 2009, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 31, 2009, relating to an offer by Hughes Communications, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2006 Equity and Incentive Plan (the “Exchange Offer”) as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 19, 2009, as amended on March 31, 2009 (the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following to the end thereof:

“The Exchange Offer expired at 8:00 a.m. Eastern Time on April 16, 2009. Pursuant to the Offer to Exchange, Eligible Optionholders (as defined therein) tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 546,900 shares of the Company’s common stock from 332 participants, representing 100% of the total shares of the Company’s common stock underlying options eligible for exchange in the Exchange Offer. On April 16, 2009, the Company granted New Options (as defined in the Offer to Exchange) to Eligible Optionholders to purchase an equal number of shares of the Company’s common stock in exchange for the cancellation of the tendered and accepted Eligible Options. The exercise price per share of the New Options granted in the Exchange Offer is $14.47, the closing price of the Company’s common stock as reported by The Nasdaq Global Select Market on April 15, 2009.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(1)(P) Form of Communication to Eligible Optionholders Regarding Expiration of Exchange Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

HUGHES COMMUNICATIONS, INC.

/s/ Dean A. Manson
Name:	Dean A. Manson
Title:	Senior Vice President, General Counsel and Secretary

Date: April 16, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)**	Offer to Exchange Certain Outstanding Options for New Stock Options, dated March 19, 2009, as amended March 31, 2009.

(a)(1)(B)*	Form of Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(C)*	Cover Letter to Offer to Exchange, dated March 19, 2009.

(a)(1)(D)*	Hughes Communications, Inc. Stock Options Exchange Program Highlights

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Functional Heads of Hughes Communications, Inc., dated March 19, 2009.

(a)(1)(G)*	Form of Replacement Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(H)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 2, 2009.

(a)(1)(I)*	Form of Reminder Communication Indicating One Week Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 9, 2009.

(a)(1)(J)*	Form of Reminder Communication Indicating Two Days Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 14, 2009.

(a)(1)(K)*	Form of Communication Indicating the April 15 Price and Final Opportunity to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 15, 2009.

(a)(1)(L)*	Form of Final Hughes Communications, Inc. Stock Option Exchange Offer Election and Acceptance Confirmation Form.

(a)(1)(M)	Hughes Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 5, 2009).

(a)(1)(N)	Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Hughes Communications, Inc. on March 19, 2009).

(a)(1)(O)**	Form of Email to Employees Regarding Amendment No. 1 to the Schedule TO.

(a)(1)(P)***	Form of Communication to Eligible Optionholders Regarding Expiration of Exchange Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 3 to the Registration Statement on Form S-1 of Hughes Communications, Inc. filed February 6, 2006).

(d)(2)	Form of Terms of Stock Options for grants to executive officers pursuant to the Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Hughes Communications, Inc. filed May 15, 2006).

(d)(3)	Form of Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009, filed with the Securities and Exchange Commission on March 19, 2009).

(d)(4)*	Form of Stock Option Agreement for grants of New Options to employees and officers pursuant to the proposed Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Schedule A of the Offer to Exchange which is attached hereto as Exhibit (a)(1)(A)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by Hughes Communications, Inc. on March 19, 2009.
**	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by Hughes Communications, Inc. on March 31, 2009.
***	Filed electronically herewith.